UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of March 2006

Commission File Number: 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On March 6, 2006 Vermilion Energy Trust (VET.UN-TSX) announced that a wholly-owned subsidiary has entered into an agreement with a French subsidiary of Exxon Mobil Corporation, (Esso SAF) to purchase its 89.886% shareholding in Esso Rep. The purchase price for the proposed transaction is approximately C$185 million with an effective date of July 1, 2005, subject to closing adjustments that account for changes in working capital. Vermilion will begin recording production from this transaction upon closing. Closing is subject to the satisfaction of all conditions precedent and the receipt of all necessary regulatory approvals and is anticipated to occur before the end of the second quarter of 2006.

This press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

Date: March 8 , 2006.	By:	/s/ Curtis W. Hicks

Curtis W. Hicks
Executive Vice President and Chief Financial Officer

Exhibit A

Press Release - March 6, 2006
Vermilion Energy Trust Announces Agreement to Acquire ExxonMobil’s Interest in French Subsidiary

Vermilion Energy Trust (VET.UN-TSX) (“Vermilion”) announced today that a wholly-owned subsidiary has entered into an agreement with a French subsidiary of Exxon Mobil Corporation, (Esso SAF) to purchase its 89.886% shareholding in Esso Rep. The purchase price for the proposed transaction is approximately C$185 million with an effective date of July 1, 2005, subject to closing adjustments that account for changes in working capital. Vermilion will begin recording production from this transaction upon closing. Closing is subject to the satisfaction of all conditions precedent and the receipt of all necessary regulatory approvals and is anticipated to occur before the end of the second quarter of 2006.

Acquisition Summary

As of the effective date, Esso Rep’s total production averaged 4,370 barrels of oil per day in France from assets that are adjacent and highly complementary to Vermilion’s existing assets in that country. Vermilion estimates its 89.886% share of the acquired production will average approximately 3,500 in the calendar year 2006. The acquisition will add 11.2 mmboe of proved (P90) reserves and 15.5 mmboe of proved plus probable (P50) reserves to Vermilion based on an evaluation by GLJ Petroleum Consultants Ltd., an independent engineering evaluations firm, prepared in accordance with National Instrument 51-101 as of July 1, 2005. The estimated reserve life index of these assets at the time of the acquisition was 10.8 years, based on proved plus probable reserves divided by annualized production. Vermilion has identified opportunities to create additional value on the property through workovers, recompletions and development drilling. The acquisition of Esso Rep demonstrates Vermilion’s continued long-term commitment to France and is consistent with its European growth strategy.

Property Description

The acquired properties are situated in ten production concessions in the Paris and Aquitaine Basins. The two largest producing fields are at Chaunoy (Paris Basin) and Cazaux (Aquitaine Basin), which together represent approximately 65% of Esso Rep’s total production in France. Base decline rates from the properties are about 12% annually, with operating and cash flow net backs similar to those received from Vermilion’s existing production in France.

Impact on Vermilion

The acquisition is strategic to Vermilion’s long-term plans in France. It will increase production in the country to approximately 9,700 boe/d, providing critical mass and operating synergies due to the close proximity to existing assets. The size and strength of our operations in France are anticipated to support a greater depth of technical personnel in country from which we expect to see an infusion of new ideas to further optimize the value of Vermilion’s French assets.

Vermilion anticipates financing the proposed acquisition using existing lines of credit, and will maintain considerable balance sheet strength after closing. In the near term, excess cash flow will be used to reduce financial leverage.

Vermilion Energy Trust focuses on the acquisition, development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion achieves value creation through timely, accretive acquisitions and through the execution of internal exploitation programs. Management and directors of the Trust hold more than 10% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN

This press release contains forward-looking financial and operational information including debt levels, production and capital expenditure projections. These projections are based on the Trust’s expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions. Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil. Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please contact:

Curtis W. Hicks, Executive VP & CFO or Paul Beique, Director Investor Relations
Vermilion Energy Trust
2800, 400 - 4th Avenue S.W. Calgary, AB T2P 0J4
Phone: (403) 269-4884 - Fax: (403) 264-6306 IR-Toll Free: 1-866-895-8101 - www.vermilionenergy.com